Exhibit 99.1

IAMGOLD declares rare earth inferred resource of 467 million tonnes at a grade of 1.65% TREO

All amounts are expressed in US dollars, unless otherwise indicated.

TSX: IMG    NYSE: IAG

TORONTO, Feb. 2, 2012 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has declared an inferred resource of 466.8 million tonnes at a grade of 1.65% Total Rare Earth Oxides ("TREO") as a result of its 2011 exploration drilling program conducted on the rare earth elements ("REE") zone adjacent to its Niobec niobium mine near Saguenay, Quebec, Canada.

Steve Letwin, President and CEO of IAMGOLD, stated, "I am so proud of our team of employees who have unlocked this valuable deposit of highly prized metals. They have successfully defined the scope and size of a resource that we only guessed at a year ago and is completely unvalued by investors. In terms of developing this resource and bringing it to market, we plan to take the same funding approach as with our self-funded Niobec business. We will explore alternative strategies for developing this resource, such as joint venture partnerships and strategic alliances, which will not impact our gold business.

"While the scoping study will define the exact significance to the REE market, this deposit has the potential to place IAMGOLD among a select group of global REE suppliers to a market where applications for these metals are constantly evolving and expanding. Rare earths are integral to a wide range of fast growing industries and are difficult to substitute. China`s actions to restrict exports to protect supply for its domestic industry has led to a shortage of a number of REEs that are critical to some of the fastest growing markets, including the clean energy sector. Demand for REEs is growing at 9-15% a year, and according to a report by Ernst & Young -Technology Minerals - The rare earths race is on (April 2011), the market value is expected to double in size to a range of $4 billion to $6 billion by 2015."

IAMGOLD`s known rare earth element zone ("REE zone") was last explored in 1985 and is known to host significant rare earth element mineralization. As reported in the Company's 2011 second quarter report, a supplemental exploration program of $2.5 million was approved to drill test the projected extensions of known niobium resources at Niobec, and to explore the REE zone. The REE zone was evaluated with a total of 13,798 metres of diamond drilling in 29 holes including an underground drill hole from the Niobec mine (coordinates and results are attached in Tables 1 and 2).

IAMGOLD's rare earth resource is located one kilometre north of its Niobec mine in the mining friendly jurisdiction of Quebec. "The location of this resource is very conducive to bringing these REEs to market in a timely and cost effective manner," continued Mr. Letwin. "In addition to its close proximity to our existing mine infrastructure at Niobec, the location provides access to a large skilled population, an established and very competitively priced hydro power source, and excellent shipping and distribution options given the existing road and rail infrastructure and close proximity to deep water ports with ocean access. These factors, together with the Company's strong balance sheet, development expertise and excellent community relations provide distinct speed-to-market advantage."

The St Honoré carbonatite complex, which contains the niobium mine and the REE Zone, is a 25 km2 alkaline intrusive complex comprising a carbonatite core that is surrounded by nepheline syenite, feldspathoid syenite and other mafic intrusive phases. The carbonatite core is characterized by a series of concentric lenses of calcitite and dolomitite (cones sheets and ring dykes) that progress inwards from calcitite through dolomitite to ferrocarbonatite. The brecciated core of ferrocarbonatite has an oval shape elongated towards the northeast, and hosts the REE mineralization mainly in the form of REE fluorocarbonates (principally bastnaesite) and monazite. The mineralization occurs within breccia cement and is associated with hematite, chlorite, ferroan dolomite, minor thorite, ilmenorutile and pyrite.

The 2011 drill program conducted by the Company on the REE zone aimed to establish the three dimensional "footprint" of mineralization, provide a preliminary REE grade estimate and provide samples for preliminary metallurgical test work. The campaign was completed on a grid spacing of 100 by 200 metres to programmed drill depths of about 450 metres. Four holes exceeded 700 metres in total length, and to a maximum length of 750 metres. The deeper holes demonstrate that the brecciated and mineralized facies of the REE zone persists uninterrupted at depth, although the resource model is reported only to a depth of 375 metres. Further exploration and infill drilling is expected to extend the resource model well below the current depth parameters, and to the south and southwest. The Company initiated a 2,750 metre follow-up drill campaign in January to further define the lateral extent of the resource and establish the overall limits of REE mineralization with greater certainty. A second phase of drilling is also planned for resource definition and to explore at depth.

Based on these new drilling results, a resource estimate was prepared by Pierre Jean Lafleur, Eng., an independent Qualified Person and principal consultant of P.J. Lafleur Géo-Conseil Inc ("PJLGC") of Ste-Thérèse, Québec. The REE resource corresponds to an enriched zone of Light REEs ("LREE") which is characteristic of this annular carbonatite type. LREEs comprise 98% of the weight of the Total REEs ("TREE"), with the remaining 2% Heavy REEs ("HREE") that could potentially add significant economic value. As indicated in the tables below, the REE zone contains total Inferred Resources of 466.8 Million Tonnes at a grade of 1.65% Total Rare Earth Oxides ("TREO"), including 0.031% Heavy Rare Earth Oxides ("HREO"), to a depth of approximately 375 metres (the surface lies at a reference elevation of 10,000m).

REE Mineral Resources by Grade Groups				Light REO					Main Heavy REO
Grade Groups	Tonnage	% TREO	ppm HREO	Ce2O3	La2O3	Nd2O3	Pr2O3	Sm2O3	Gd2O3	Eu2O3	Dy2O3	Tb2O3
% TREO	Million Tonnes			ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
> 2.50	13.2	2.93	550	14020	7173	5384	1538	603	284	124.0	81.3	22.2
2.00 to 2.50	80.0	2.16	407	10359	5300	3978	1137	445	210	91.6	60.1	16.4
1.75 to 2.00	123.8	1.87	352	8961	4585	3441	983	385	182	79.3	52.0	14.2
1.50 to 1.75	98.0	1.64	308	7845	4014	3013	861	337	159	69.4	45.5	12.4
1.00 to 1.50	99.2	1.26	236	6020	3080	2312	661	259	122	53.3	34.9	9.5
0.5 to 1.00	52.6	0.81	153	3890	1990	1494	427	167	79	34.4	22.6	6.2
Total/Average Grade	466.8	1.65	311	7913	4048	3039	868	340	161	70.0	45.9	12.5

	Niobec TREO Signature		1.88%	47.9%	24.5%	18.4%	5.26%	2.06%	0.97%	0.42%	0.28%	0.076%

REO Mineral Resources by Depth				Light REO					Main Heavy REO
DEPTH SLICES	Tonnage	% TREO	ppm HREO	Ce2O3	La2O3	Nd2O3	Pr2O3	Sm2O3	Gd2O3	Eu2O3	Dy2O3	Tb2O3
m	Million Tonnes			ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
Surface at 9975	5.4	1.90	357	9102	4657	3495	999	391	185	80.5	52.8	14.4
9950 (+/-25m)	60.5	1.77	332	8467	4332	3251	929	364	172	74.9	49.1	13.4
9900 (+/-25m)	72.7	1.65	310	7895	4040	3032	866	339	160	69.8	45.8	12.5
9850 (+/-25m)	72.0	1.61	302	7704	3941	2958	845	331	156	68.1	44.7	12.2
9800 (+/-25m)	70.2	1.61	303	7709	3944	2960	846	331	156	68.2	44.7	12.2
9750 (+/-25m)	66.7	1.63	307	7816	3999	3001	858	336	159	69.1	45.3	12.4
9700 (+/-25m)	61.8	1.64	308	7854	4018	3016	862	338	159	69.5	45.5	12.5
9650 (+/-25m)	57.4	1.66	311	7928	4056	3044	870	341	161	70.1	46.0	12.6
Total/Average Grade	466.8	1.65	311	7913	4048	3039	868	340	161	70.0	45.9	12.5
* TREO is for Total Rare Earth Oxides which include La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3.
** HREO is for Heavy Rare Earth Oxides which include in this table the 4 most important HREE elements, namely Eu2O3, Gd2O3, Tb2O3 and Dy2O3.

NOTES:

1.	Results are presented in situ, unconfined and undiluted.

2.	The average bulk density used is 2.85 g/cm³ and was calculated from specific gravity measurements taken from core samples.

3.
Resource modeling used 6,731 samples from the 2011 drill program with 54 elements assayed (with re-assays for high grade samples). 564 samples from 1985 historical surface drilling program were also incorporated although 21 elements were assayed in the earlier programs instead of 54. A further 422 samples were incorporated from historic surface drill holes that were assayed only for La2O3; TREO values were recalculated from the elemental ratios established by the 2011 program.

4.	5m composites were utilized throughout.

5.	Variography indicates total cumulative grade variance is about 22% at very short range (1m to 2 m), 55% within 20m, and 100% up to 200m.

6.
The estimated mineral resources have been modeled using a 10-metre cubic block model and grades were estimated using Ordinary Kriging. All the blocks were estimated using a minimum of 4 and a maximum of 25 (5m) composites. The Inverse Distance Square interpolation method was used only for comparison with Kriging.

The estimated resource is enclosed within the core breccias of the carbonatite complex. The near surface "footprint" of mineralization has been confirmed in three directions in 2011. Drilling planned in early 2012 should confirm the known outline to the south. Given the narrow range (approximately 1% to 2%) of grade values in the block model and the wide drill hole spacing, it is difficult to outline low and high grade zones inside the REE resource at this time.  Whereas sporadic higher grade REE values are encountered near surface and to a depth of 100 metres, mineralization in the resource model shows low variability below that depth. Four drill holes extending well below the resource model and to a maximum depth of 750 metres show comparable grades to other intercepts in the resource model. Based on all of the preceding information, the Mineral Resources have been classified as Inferred.

All assay results are reported in Total Rare Earth Element Oxides ("TREO"). Main rare earths found are LREEs: Cerium (Ce), Lanthanum (La), Neodymium (Nd), Praseodymium (Pr) and Samarium (Sm), and HREEs: Gadolinium (Gd), Europium (Eu), Dysprosium (Dy) and Terbium (Tb).  Tables showing the most recent drill assay results supporting this mineral resource estimate are attached to this news release.

Preliminary metallurgical test work results of a REO bulk concentrate shows recoveries between 58% and 70%. Optimization test work continues and preliminary leach tests as well as extraction leach tests are ongoing. A final recovery of 53.5% of the REE is for the moment assumed.

Background information on the REE industry can be found by clicking on the following link:

http://www.iamgold.com/Theme/IAmGold/files/REE101.pdf

Technical Information and Qualified Person/Quality Control Notes

The  drilling results  contained in this news release have been prepared  in  accordance  with  National  Instrument  43-101  Standards  of Disclosure  for  Mineral  Projects  ("NI 43-101"), JORC and/or SAMREC.  The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo.,General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with  respect  to  the  technical information being reported  on.

The "Qualified Person" responsible for the estimation of the Mineral Resources is Pierre Jean Lafleur, Eng., principal consultant of P.J. Lafleur Géo-Conseil Inc ("PJLGC") of Ste-Thérèse, Québec is an independent person considered a  "Qualified Person" for the purposes of National  Instrument  43-101  with  respect  to  the  technical information  being reported  on.

The  technical information has been included herein with the consent  and  prior  review  of  the  above  noted  Qualified  Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein. Core assays are performed on core sawed or split in half. The samples were assayed by using sodium peroxide fusion and Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for lanthanides over upper limit, and re-assayed by sodium peroxide fusion and a combination of Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) and ICP-MS for 55 elements. Assays were carried out at SGS Canada Inc. of Lakefield, Ontario and Actlabs Ltd of Ancaster, Ontario. Certified reference material, duplicate and blanks were inserted in the sample sequence for quality control.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada. IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

Table 1:  Location of the drill holes completed from July to end of October 2011 on the REE Zone of the Niobec property, Quebec

Surface Holes	UTM Coordinates (Nad 83)		Azimuth (°)	Dip (°)	Total Depth (m)
Hole ID	Longitude (E)	Latitude (N)
2011-REE-005	341008.158	5378704.162	006	-50	445.2
2011-REE-006	341115.491	5378873.085	031	-52	452
2011-REE-007	340912.02	5378647.039	031	-50	450
2011-REE-008	341107.928	5379048.264	031	-50	335
2011-REE-009	340839.254	5378812.496	031	-50	449
2011-REE-010	340755.292	5378866.153	031	-50	449
2011-REE-011	340671.331	5378919.81	031	-50	450
2011-REE-012	340646.978	5378698.249	031	-50	449
2011-REE-013	340731.92	5378643.573	031	-50	449
2011-REE-014	340815.882	5378589.916	031	-50	446
2011-REE-015	340563.017	5378751.907	031	-50	449
2011-REE-016	340586.369	5378973.487	031	-50	449
2011-REE-017	340502.427	5379028.144	031	-50	446
2011-REE-018	340395.093	5378859.221	031	-50	452
2011-REE-019B	340479.055	5378805.564	031	-50	450
2011-REE-020	340946.568	5378980.419	031	-50	503
2011-REE-021	340862.626	5379035.076	031	-50	500
2011-REE-022	340455.683	5378582.983	031	-50	450
2011-REE-023	340778.665	5379088.733	031	-50	450
2011-REE-024	340694.703	5379142.391	031	-50	410
2011-REE-025	340800.239	5378659.235	031	-75	704
2011-REE-026	341086.068	5378953.677	211	-50	749
2011-REE-027	341018.495	5379027.016	211	-50	750
2011-REE-028	340585.093	5378857.492	031	-50	750

Underground Hole	UTM Coordinates (Nad 83)		Azimuth (°)	Dip (°)	Total Depth (m)
Hole ID	Long (E)	Lat (N)
S-3607 (UG hole from Niobec Mine)	340346.25	5378110.428	031	+5	898.25
Table 2:  Significant mineralized intercepts obtained from July to October 2011 drill program on the REE Zone at Niobec

						Light REO					Main Heavy REO
	From	To	Length	TREO	HREO	Ce2O3	La2O3	Nd2O3	Pr2O3	Sm2O3	Dy2O3	Eu2O3	Gd2O3	Tb2O3	Nb2O5	Mo
Hole #	(m)	(m)	(m)%		%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm

2011-REE-005	22.5	445.2	422.7	1.243	0.022	5935	3307	1978	614	212	45	51	112	12	1553	58
2011-REE-006	44.0	452.0	408.0	1.141	0.018	5449	3008	1863	575	201	34	44	88	9	1279	68
	Incl.
	44.0	302.0	258.0	1.384	0.019	6677	3805	2155	683	221	34	49	96	10	1084	100
	302.0	452.0	150.0	0.721	0.015	3336	1638	1362	390	167	35	36	74	8	1613	15
2011-REE-007	5.2	450	444.8	1.780	0.029	8405	4530	3166	889	354	32	82	164	16	1452	184
2011-REE-008	44	335	291	0.956	0.016	4570	2447	1610	497	182	28	40	83	8	1567	51
	Incl.
	44	264.5	220.5	1.076	0.017	5159	2804	1761	557	196	31	43	91	9	1625	53
	264.5	335	70.5	0.581	0.011	2728	1329	1138	312	138	17	31	59	5	1386	49
2011-REE-009	21.5	449	427.5	2.084	0.033	9987	4933	3868	1140	424	48	90	176	15	1181	219
2011-REE-010	38	449	411	2.144	0.032	10137	5314	3934	1166	416	46	84	173	16	1483	243
2011-REE-011	48	450	402	2.342	0.030	11390	5716	4183	1259	425	46	83	158	14	1288	236
2011-REE-012	11	449	438	1.810	0.036	8447	4320	3375	987	422	61	93	185	18	1236	163
2011-REE-013	11	449	438	1.884	0.032	8936	4587	3367	1008	398	55	83	166	15	1657	186
2011-REE-014	17.0	446	429	1.783	0.026	8409	4637	3076	905	356	37	73	138	12	1277	147
2011-REE-015	44	449	405	2.009	0.035	9504	4746	3732	1079	427	71	53	202	20	1115	213
2011-REE-016	51.5	449	397.5	2.403	0.030	11686	5809	4397	1275	452	43	88	159	14	1460	168
2011-REE-017	29	446	417	0.965	0.018	4469	1849	2096	549	252	54	105	11	7	2105	87
	Incl.
	29	177.5	148.5	1.601	0.025	3179	3508	915	402	37	82	149	12	4	1419	114
	177.5	446	268.5	0.613	0.014	1113	1315	347	169	53	38	80	10	9	2484	72
2011-REE-018	69.5	452	382.5	1.902	0.030	9159	4055	3899	1093	412	38	85	162	13	730	197
2011-REE-019B	67.5	450	382.5	2.032	0.034	9841	4800	3771	1057	398	46	83	195	14	588	227
2011-REE-020	24.5	503	478.5	1.542	0.027	7323	3878	2731	792	315	37	68	153	10	932	124
	Incl.
	24.5	282.5	258	2.148	0.033	10324	5445	3748	1113	409	39	85	191	12	1016	138
	282.5	503	220.5	0.863	0.021	3945	2115	1596	430	212	34	50	113	8	863	111

2011-REE-021	30.5	500	469.5	1.553	0.025	7486	3706	2856	803	312	35	63	140	9	963	162
	Incl.
	30.5	170	139.5	2.424	0.036	11797	5752	4403	1267	468	50	92	207	14	931	195
	170	500	330	1.185	0.020	5664	2841	2202	607	246	29	51	112	7	977	148
2011-REE-022	52.5	450	397.5	1.723	0.040	8145	4199	3069	878	356	63	82	238	19	1405	112
2011-REE-023	36	450	414	2.091	0.031	9811	5444	3755	1087	381	39	75	180	12	1000	114
2011-REE-024	30.5	410	379.5	1.117	0.020	5301	2685	2059	596	239	27	50	115	8	1320	143
	Incl.
	30.5	312.5	282	1.213	0.022	5756	2872	2266	654	268	31	56	127	9	1482	169
	312.5	410	97.5	0.837	0.013	3986	2144	1459	428	155	18	32	78	5	855	70
2011-REE-025	2.5	704	701.5	2.240	0.035	10776	5766	3834	1122	407	46	84	206	13	974	175
2011-REE-026	21.5	749	727.5	2.084	0.035	10040	5115	3724	1028	430	45	88	200	13	856	174
2011-REE-027	29	752	723	1.942	0.037	9292	4480	3702	990	439	49	92	217	16	1017	183
2011-REE-028	36.5	755	718.5	1.952	0.038	9361	4462	3753	1007	414	51	89	222	17	826	218
S-3607	492.9	556.9	64	0.752	0.016	3455	1580	1524	428	186	36	39	76	8	2376	98
UG hole	556.9	898.2	341.4	1.897	0.023	9267	4653	3319	1033	333	35	64	122	11	1113	131
* TREO is for Total Rare Earth Oxides which include La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
** HREO is for Heavy Rare Earth Oxides which include in this table the 4 most important HREE elements, namely Eu2O3, Gd2O3, Tb2O3 and Dy2O3.

Notes:

1.	Intersections represent down-hole intervals; many drill holes start and finish in the REE Zone.

2.	All holes are diamond drill holes representing NQ core size.

3.
Assays were performed on core sawed or split in half. The samples were assayed by using sodium peroxide fusion and Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for lanthanides over upper limit, and re-assayed by sodium peroxide fusion and a combination of Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) and ICP-MS for 55 elements. Assays were carried out at SGS Canada Inc. of Lakefield, Ontario and Actlabs Ltd of Ancaster, Ontario. Certified reference material, duplicate and blanks were inserted in the sample sequence for quality control.

 %CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:16e 02-FEB-12